UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-211938) and Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. all previously filed with the SEC.

Introduction

This Current Report on Form 6-K (this “Report”) relates to the Ordinary Shares New Israeli Sheqels (“NIS”) 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Current Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or to the Frontline P.C.B. Solutions Limited Partnership (“Frontline”); and (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities.

This Report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 4, 2016 (the “2015 Annual Report”).

This Report includes industry data obtained from periodic industry publications and internal Company information, and also includes certain statements as to the Company’s competitive position that are based primarily on the Company’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable; however, the Company has not independently verified any such information. Unless otherwise noted, statements as to the Company’s relative competitive position are approximated based on revenues and management estimates using the above-mentioned third-party data and internal analyses and estimates.

Orbotech is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronic products. The Company transforms the electronics industry by improving the cost effectiveness of existing and future electronics manufacturing processes and enabling the production of next generation electronic products. The Company designs, develops, manufactures, markets and services innovative, industry-leading and cutting-edge solutions for use in the manufacture of printed circuit boards (“PCB”s), flat panel displays (“FPD”s) and semiconductor devices (“SD”s).

The Company’s products include: direct imaging (“DI”), automated optical inspection (“AOI”), automated optical repair (“AOR”) and other production systems used in the manufacture of PCBs; AOI, test, repair and process monitoring systems used in the manufacture of FPDs; and etch, physical vapor deposition (“PVD”) and chemical vapor deposition (“CVD”) equipment for use in the manufacture of SDs, such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production, which are designed and developed by Frontline. In addition, through its subsidiary Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of thin film coating of various materials on crystalline silicon photovoltaic wafers for solar energy panels through plasma-enhanced chemical vapor deposition (“PECVD”); and, through its subsidiary Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions.

Recent Developments

The Company is actively pursuing stand-alone secured debt financing in the United Kingdom (the “U.K.”), the proceeds of which, together with available cash, would be used to repay in full the remaining loans outstanding under the Credit Agreement with JPMorgan Chase Bank, N.A. as administrative agent dated as of August 7, 2014 (the “Credit Agreement”). The Company expects such stand-alone U.K. financing transaction to result in the U.K. subsidiary, which operates its SD business, to become a party to a new secured term loan facility and a new secured revolving loan facility in an aggregate principal amount in the range of $115-$125 million. The Company further expects that each such facility will be secured by substantially all of the U.K. assets that constitute the SD business and that the credit agreement governing the facilities will include customary terms, including financial maintenance and negative covenants (such as limitations on the amount of distributions and dividends that can be paid by the Company’s SD business to Orbotech Ltd.), applicable to the Company’s U.K. subsidiaries. In addition, the Company’s U.K. subsidiaries are expected to guarantee the new facilities. The assets of the U.K. borrower and its subsidiaries that are guarantors will be pledged as security for the facilities; accordingly, there will be limitations on the Company’s ability to sell such assets, and they will not be available for use by the Company as security for other loans or for certain other purposes. For more information about the risks of indebtedness on the Company’s business, see Item 3—Key Information—Risk Factors in the 2015 Annual Report.

Although the Company is actively pursuing the refinancing described above, and expects that it will be completed in the second quarter of 2016, it may not occur in a timely manner or at all, in the amount the Company anticipates, or on terms as favorable as the Company believes may be available. If the refinancing transaction does not occur, the loans under the Credit Agreement will remain outstanding. Accordingly, investors should not place undue reliance on anticipated benefits from the refinancing transaction.

Cautionary Statement Regarding Forward-Looking Information

This Report contains certain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this Report to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines “bookings” and “backlog” as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome (each, expected in mid-to-late 2016), and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the 2015 Annual Report and subsequent SEC filings. The Company assumes no obligation to update the information in this Report to reflect new information, future events or otherwise, except as required by law.

Part I—Financial Information

Item 1. Orbotech Unaudited Condensed Consolidated Interim Financial Statements

The Orbotech unaudited condensed consolidated interim financial statements at March 31, 2016, and for the three-month periods ended March 31, 2016 and 2015, including the notes thereto (the “Orbotech Unaudited Condensed Consolidated Interim Financial Statements”) are attached as Exhibit 99.1 to this report and are incorporated by reference herein.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the financial condition and results of operations together with: (i) Item 5—Operating and Financial Review and Prospects in the 2015 Annual Report; (ii) the consolidated financial statements, including the notes thereto, that have been filed with the SEC as part of the 2015 Annual Report (the “Annual Financial Statements”); and (iii) the Orbotech Unaudited Condensed Consolidated Interim Financial Statements incorporated by reference in this Report; and (iv) the other matters discussed under Item 3—Key Information—Risk Factors in the 2015 Annual Report. This discussion contains a number of forward-looking statements, all of which are based on the Company’s current expectations, estimates and projections about its business and operations and all of which could be affected by uncertainties and risks. The cautionary statements contained in this Report should be read as applying to all related forward-looking statements wherever they appear in this Report. The Company’s actual results may differ materially from the results contemplated in these forward-looking statements as a result of many factors including, but not limited to, the other matters discussed under Item 3—Key Information—Risk Factors in the 2015 Annual Report and the section “Cautionary Statement Regarding Forward-Looking Information” herein.

(a) General

Orbotech is an Israeli corporation with three reportable segments:

(i) Production Solutions for the Electronics Industry, which comprises the design, development, manufacture, marketing and servicing of innovative, industry-leading and cutting-edge solutions designed to enable the production of next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products in this segment include AOI, AOR, DI, imaging, laser drilling and pre-production systems used in the manufacture of PCBs, AOI, test, repair and yield-enhancement and process-enabling systems used in the manufacture of FPDs and etch, PVD and CVD equipment for use in the manufacture of MEMS, Advanced Packaging, power and RF devices and HBLED devices. The Company also markets CAM and engineering solutions for PCB production, revenues from which are not included in the Production Solutions for the Electronics Industry reporting segment;

(ii) Solar Energy, which comprises the design, development, manufacture and marketing of solar photovoltaic energy systems that produce electricity directly from sunlight; and

(iii) Recognition Software, which comprises the development and marketing of check processing and healthcare payment automation solutions and related forms processing to banks, financial and other payment processing institutions by Orbograph.

The Company derives revenues from two sources: (i) sales of the Company’s products and (ii) services provided with respect to the Company’s products. In the three-month periods ended March 31, 2016 and March 31, 2015, revenues from operations derived from sales of products constituted approximately 74% and 71%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During the three-month periods ended March 31, 2016 and March 31, 2015, approximately 97% and 96%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s Production Solutions for the Electronics Industry segment, approximately 2% were derived from product lines related to the Company’s recognition software segment, and approximately 1% and 2%, respectively, were derived from product lines related to its Solar Energy segment. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. A significant portion of the Company’s revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows, service revenues are also expected to increase. See Note 7 to the Orbotech Unaudited Condensed Consolidated Interim Financial Statements for additional information as to segment revenues, operating income or loss and related data.

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. Dollar (the “Dollar”). Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the Dollar, and most purchases of materials and components are made in non-Israeli currencies, primarily the Dollar. Thus, the functional currency of the Company is the Dollar.

(b) Basis of Presentation

The Company’s financial statements are prepared in accordance with U.S. GAAP (generally accepted accounting principles in the United States of America).

(c) Critical Accounting Policies

For a description of the most significant accounting policies, please refer to Item 5—Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies in the 2015 Annual Report and to Note 1 to the Orbotech Unaudited Condensed Consolidated Interim Financial Statements.

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Annual Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Company’s financial statements, which are developed on the basis of these accounting policies, provide, in all material respects, complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as of March 31, 2016, and it believes that the Orbotech Unaudited Condensed Consolidated Interim Financial Statements state fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the period then ended. In the opinion of management, the Unaudited Condensed Consolidated Interim Financial Statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of March 31, 2016, the consolidated results of operations, comprehensive income (loss) and cash flows for the three-month periods ended March 31, 2016 and 2015. Results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the fiscal year 2016 or for any future period.

In preparing its financial statements in accordance with U.S. GAAP, the Company’s management must often make judgments, estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the Orbotech Unaudited Condensed Consolidated Interim Financial Statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ materially from those estimates and assumptions. In the current economic environment, the risks and uncertainties associated with those estimates and assumptions are exacerbated. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions that are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable approach would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in the Orbotech Unaudited Condensed Consolidated Interim Financial Statements.

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as the ability of the Company to meet its liquidity needs, cyclicality in the industries in which the Company operates, the Company’s production capacity, product acceptance, worldwide economic conditions generally, especially in the markets in which the Company operates, the timing and strength of existing and new product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and risks detailed under the heading “Cautionary Statement Regarding Forward-Looking Information” and in the Company’s SEC reports, including the matters discussed under Item 3—Key Information—Risk Factors in the 2015 Annual Report.

(d) Recently Adopted and Issued Accounting Pronouncements

See Note 1 to the Orbotech Unaudited Condensed Consolidated Interim Financial Statements.

(e) Results of Operations

(i) Three-Month Period Ended March 31, 2016 Compared To Three-Month Period Ended March 31, 2015

The Company’s financial results for the first three months of 2016 reflected continued investments in more advanced manufacturing processes and new technologies, changes in the size of television and mobile displays, wider acceptance of 4G networks and capital investments made by the Company’s advanced packaging customers in fan out wafer level packaging (“FOWLP”) architectures. As a result, the Company experienced increased demand for its Production Solutions for the Electronics Industry during the first quarter, which has continued into the beginning of the second quarter.

Revenues for the three-month period ended March 31, 2016 were $190.4 million (including $49.5 million in service revenues), compared with $184.8 million (including $53.4 million in service revenues) for the three-month period ended March 31, 2015.

Revenues from the sale and service of PCB-related equipment for the three-month period ended March 31, 2016 were $68.0 million, compared with $58.0 million in the corresponding period in 2015. This growth in revenues and the accompanying strengthening in demand for the Company’s PCB products resulted from the industry preparations for technologies and solutions that are being introduced for the production of new, advanced consumer electronics, such as flexible and wearable devices. As a result, during the first three months of 2016, the Company received orders for 45 DI systems, revenues from 31 of which were recognized in the quarter, and the remaining 14 of which formed part of the Company’s backlog as of March 31, 2016. This compares with 30 DI systems which were sold in the fourth quarter, and 14 DI systems sold in the first quarter, of 2015. In addition, the Company received orders for 7 UV Laser Drilling Systems from a Leading Japanese Electronic Materials and Components Manufacturer, the first significant orders for such systems to date. The Company experienced improved demand for its DI solutions on the part of manufacturers of flexible PCBs and wearables compared with the corresponding period in 2015; and also experienced encouraging demand for its solutions for Solder Mask inspection, which is a relatively new industry segment for Orbotech.

Revenues from the sale and service of FPD-related equipment for the three-month period ended March 31, 2016 were $44.7 million, compared with $57.4 million in the corresponding period in 2015. This decrease in revenues primarily reflected the timing of realization of orders; however, the Company does not believe that first quarter revenues from its FPD products and services will be indicative of those for the remainder of 2016, given the expected increase in demand for its FPD products.

Revenues from the sale and service of SD equipment for the three-month period ended March 31, 2016 were $72.5 million, compared with $61.4 million in the corresponding period in 2015. The increase in revenues reflects the continued capital investment by advanced packaging customers in FOWLP architectures and the strong demand for the Company’s RF products, driven by the increased penetration of 4G networks. The Company signed two important orders for sales of evaluation equipment to customers in the advanced packaging segment. The first relates to a Rapier Etch system, ordered on an evaluation basis by one of the world’s largest dynamic random-access memory (“DRAM”) manufacturers to produce stacked memory die. The second resulted in the purchase, by one of the world’s largest outsourced semiconductor assembly and testing (“OSAT”) manufacturers, of an Orbotech Mosaic Plasma Dicing system. The largest single customer for the quarter, accounting for approximately 13.5% of the total quarterly revenues, was in the advanced packaging segment. This lends support to the statement in September 2015 by a leading market research and strategy consulting firm that identified FOWLP as the fastest growing advanced packaging technology in the semiconductor industry.

Revenues from the Company’s Recognition Software segment for the three-month period ended March 31, 2016 were $3.2 million, compared with $3.3 million in the corresponding period in 2015. Revenues from the Company’s Solar Energy segment for the three-month period ended March 31, 2016 were $2.1 million, compared with $4.7 million in the corresponding period in 2015.

The cost of products sold for the three-month period ended March 31, 2016 increased to $74.6 million from $71.2 million in the corresponding period in 2015, reflecting the increased volume of products sold.

The cost of services rendered for the three-month period ended March 31, 2016 was $30.2 million, compared with $30.5 million in the corresponding period in 2015, this despite the decrease in service revenues, since a significant portion of the Company’s cost of services are fixed costs.

Gross profit for the three-month period ended March 31, 2016 was $85.6 million, or 45.0% of revenues, compared with $83.1 million, or 45.0% of revenues, for the corresponding period in 2015. Gross profit for the three-month period ended March 31, 2016 from sales of equipment was $66.3 million, or 47.1% of product sales, compared to $60.2 million, or 45.8% of product sales, for the corresponding period in 2015 reflecting the mix of products sold. Gross profit for the three-month period ended March 31, 2016 from services rendered was $19.3 million, or 39.0% of service revenues, compared with $22.9 million, or 42.9% of service revenues, for the corresponding period in 2015, due to the significant portion of fixed costs included in costs of services.

Research and development costs for the three-month period ended March 31, 2016 were $26.6 million, compared with $25.8 million in the corresponding period in 2015, reflecting the Company’s continued significant investment in the development of new and innovative technologies. During the three-month period ended March 31, 2016 (as in the corresponding period in 2015), the Company recorded $0.8 million in royalty-free participations in its research and development expenditures from the Israeli Government, the Welsh government and a consortium sponsored by the European Union.

Selling, general and administrative expenses for the three-month period ended March 31, 2016 were $30.0 million, compared with $29.0 million in the corresponding period in 2015, in line with the increase in revenues.

Equity earnings in Frontline for the three-month period ended March 31, 2016 were $0.6 million, compared with $0.9 million in the corresponding period in 2015.

The amortization of other intangible assets for the three-month period ended March 31, 2016 was $6.3 million, compared with $8.9 million in the corresponding period in 2015. The decrease in amortization expenses is mainly due to end of life of intangible assets related to the acquisition in 2008 of Photon Dynamics, Inc. and the timing of the amortization of acquired backlog related to the acquisition of SPTS Technologies Group Limited in 2014. For further information concerning amortization expenses for 2015, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill and Acquired Intangible Assets in the 2015 Annual Report.

Net financial expenses for the three-month period ended March 31, 2016 totaled $4.7 million, compared with $6.5 million in the corresponding period in 2015. In the three-month period ended March 31, 2016, interest and related costs under the term loan facility were $4.1 million compared with $4.2 million for the three-month period ended March 31, 2015. In the three-month period ended March 31, 2016, the Company recorded a currency translation loss of $0.3 million, compared with a currency translation loss of $2.0 million in the three-month period ended March 31, 2015.

Taxes on income for the three-month period ended March 31, 2016 were $2.8 million, compared with $1.8 million in the corresponding period in 2015. The effective tax rate for the three-month period ended March 31, 2016 was 15.2% compared to 12.7% in the corresponding period in 2015. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and reduced tax rates and other incentives in non-Israeli jurisdictions.

The net loss attributable to the non-controlling interests was $0.1 million in the three-month period ended March 31, 2016, compared with net income of $0.2 million in the corresponding period in 2015. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 6% minority interest in Orbograph.

GAAP net income for the three-month period ended March 31, 2016 was $15.8 million, or $0.36 per share (diluted), compared with GAAP net income for the three-month period ended March 31, 2015 of $11.8 million, or $0.28 per share (diluted).

Certain Non-GAAP Information

Non-GAAP net income for the three-month period ended March 31, 2016 was $23.1 million, or $0.53 per share (diluted), compared with non-GAAP net income for the three-month period ended March 31, 2015 of $20.8 million, or $0.48 per share (diluted). The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results for the three-month periods ended March 31, 2016 and 2015.

In this Report, the Company presents certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with the sale or disposition of businesses, restructuring and asset impairments; (iv) tax impact; and/or (iv) share in losses of associated company, in each case, as described in more detail in the Reconciliation. In addition, the Company presents EBITDA, Adjusted EBITDA and Credit Facility EBITDA, each as defined in the Reconciliation. Credit Facility EBITDA is Adjusted EBITDA as further adjusted to give effect to the other items identified as permitted adjustments pursuant to the terms of the Credit Agreement.

Management regularly uses these non-GAAP measures, including Credit Facility EBITDA, to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. The Company believes that these measures enhance investors’ ability to review and understand trends in the Company’s business from the same perspective as management and understand the calculation of covenants under the Credit Agreement. The Company believes its presentation of some of these non-GAAP measures facilitates comparisons between periods because they provide consistency in its financial reporting among periods and exclude certain financial expenses. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the 2015 Annual Report and the Orbotech Unaudited Condensed Consolidated Interim Financial Statements, each of which have been prepared in accordance with U.S. GAAP, except as otherwise described therein. Some of the limitations of the Company’s non-GAAP measures are:

•	they do not include equity-based compensation, as further described below, and certain other non-cash charges;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and non-GAAP measures do not reflect any cash requirements for such replacements;

•	they do not reflect all cash expenditures, such as tax payments, that are required to be paid in cash and could be material to the Company;

•	they do not reflect changes in, or cash requirements for, working capital needs;

•	they do not reflect interest expense, or the cash requirements to service interest or principal payments on the Company’s debt;

•	they do not reflect the impact of income or charges resulting from matters the Company considers not to be indicative of its ongoing operations; and

•	other companies may calculate these measures differently than Orbotech does, limiting their usefulness as a comparative tool.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure and Adjusted EBITDA. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses are expected to recur in future periods.

The effects of amortization of intangible assets and impairment charges have also been excluded from the non-GAAP net income measure and EBITDA. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. The use of intangible assets contributed to revenues earned during the periods presented and will also contribute to future period revenues. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are non-recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions.

Reconciliation of GAAP to Non-GAAP Results

U.S. dollars in thousands (except share data)

	3 months ended March 31,
	2016	2015
Reported operating income on GAAP basis	$23,352	$20,278
Equity-based compensation expenses	1,680	889
Amortization of intangible assets	6,295	8,918

Non-GAAP operating income	$31,327	$30,085

Reported net income attributable to Orbotech Ltd. on GAAP basis	$15,754	$11,801
Equity-based compensation expenses	1,680	889
Amortization of intangible assets	6,295	8,918
Tax adjustments re non-GAAP adjustments	(729)	(949)
Share in losses of associated company	150	100

Non-GAAP net income	$23,150	$20,759

Non-GAAP earnings per diluted share	$0.53	$0.48

Shares used in earnings per diluted share calculation, in thousands	44,062	42,860

Reconciliation of GAAP net income to Adjusted EBITDA

U.S. dollars in thousands

	3 months ended March 31,
	2016	2015
Net income attributable to Orbotech Ltd. on GAAP basis	$15,754	$11,801
Minority interest and equity losses	89	253
Tax expenses	2,845	1,752
Financial expenses	4,664	6,471
Depreciation and amortization	10,251	12,660
Equity-based compensation expenses	1,680	889

ADJUSTED EBITDA	$35,283	$33,826

Reconciliation of GAAP net income to Credit Facility EBITDA

U.S. dollars in thousands

12 months ended March 31,
2016
Net income attributable to Orbotech Ltd. on GAAP basis	$60,724
Minority interest and equity losses	396
Tax expenses	14,881
Financial expenses	21,778
Depreciation and amortization	42,873
Equity-based compensation expenses	4,607
Gain from the sale of the Thermal activity	(628)
Litigation expenses	497

CREDIT FACILITY EBITDA	$145,128

(ii) Liquidity and Capital Resources

The Company’s equity as a percentage of its total assets was 56.9% at March 31, 2016, compared with 54.5% at December 31, 2015.

Cash and cash equivalents (including restricted cash), short-term bank deposits and marketable securities were $176.8 million at March 31, 2016, compared with $191.3 at December 31, 2015. The Company had gross debt of $214.0 million at March 31, 2016 and $239.6 million at December 31, 2015.

Cash generated from operating activities in the three months ended March 31, 2016 was $15.7 million, compared with $21.6 million generated from operating activities in the three-month period ended March 31, 2015. Inventories at March 31, 2016 were $135.4 million, compared with $133.3 million at December 31, 2015. Net trade accounts receivable were $288.5 million at March 31, 2016, compared with $284.2 million at December 31, 2015. The period trade receivables were outstanding at March 31, 2016 (calculated by dividing: (A) the product of: (i) trade receivables at period end and (ii) 365; by (B) the aggregate of the previous four quarter revenues) was 139 days at March 31, 2016, compared with 138 days at December 31, 2015. The Company did not record any significant bad debts during the three months ended March 31, 2016, and its allowance for doubtful accounts was $3.1 million, or 1.0% of outstanding receivables at March 31, 2016, compared with $2.9 million, or 1.0% of outstanding receivables at December 31, 2015. Aggregate accounts payable and accruals were $157.1 million at March 31, 2016, compared with $160.0 million at December 31, 2015. Deferred income was $30.1 million at March 31, 2016, compared with $29.3 million at December 31, 2015.

During the three-month period ended March 31, 2016, the Company used a total of $25.6 million to voluntarily prepay a portion of the Term Loans and $5.8 million for capital expenditures.

For more information about certain terms of the Credit Agreement and related documents, including certain risks related to the Credit Agreement, see the 2015 Annual Report, particularly Item 3—Key Information—Risk Factors (e) and (f), Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources, and Item 10—Additional Information—Material Contracts in the 2015 Annual Report.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, its sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During the first three months of 2016, the Company sold approximately $8.0 million of these instruments.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). For more information, see Item 11—Quantitative and Qualitative Disclosures about Market Risk in the 2015 Annual Report. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 4 to the Orbotech Unaudited Condensed Consolidated Interim Financial Statements.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations together with available credit under the Credit Agreement will be sufficient to meet its working capital requirements for the next twelve months.

In addition to the proposed refinancing discussed above, the Company regularly evaluates its capital structure and considers refinancing transactions, including incurring debt in specific jurisdictions and selective corporate financing transactions through the issuance of debt, equity and/or equity-linked securities, in each case, subject to the Company’s business needs and objectives and market and other conditions. The proceeds of any such transactions are expected to be used for general corporate purposes, including voluntary prepayments of debt, working capital and acquisitions. The amounts and dilution associated with any such transaction may be significant. The timing, structure and amount of any such transaction depends on the Company’s needs, contractual restrictions and prevailing market conditions, and the Company cannot assure investors that a transaction will occur in the near term or at all.

(iii) Off-Balance Sheet Arrangements

The Company does not use off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities to provide liquidity, financing or credit support or to engage in leasing, hedging or research and development activities or which would expose the Company to liability that is not reflected on the face of its financial statements.

(iv) Disclosure of Contractual Obligations

There have been no material changes outside the ordinary course of the Company’s business in connection with the contractual obligations specified in the 2015 Annual Report under Item 5—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

There have not been any material changes from the information previously provided under Item 11 of the 2015 Annual Report.

Item 4. Controls and Procedures

As of the end of the period covered by this Report, the Company’s management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. There were not any changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Exchange Act that occurred during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II—Other Information

Item 1. Legal Proceedings.

In addition to the disclosure about legal matters in the 2015 Annual Report, from time to time, the Company is involved in various claims and legal and administrative proceedings that arise in the ordinary course of business. Based on information available as of the date hereof, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

Item 1A. Risk Factors.

There have not been any material changes from the risk factors previously disclosed under Item 3—Key Information—Risk Factors in the 2015 Annual Report.

EXHIBITS

Exhibit #	Description

99.1	Orbotech’s unaudited condensed consolidated interim financial statements at March 31, 2016, and for the three-month periods ended March 31, 2016 and 2015, including the notes thereto.

99.2	Press release issued by the Registrant on and dated June 9, 2016, and entitled “Orbotech Ltd. Announces Public Offering of Ordinary Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ RAN BAREKET
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date:	June 9, 2016